421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

July 27, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-4
Filed on July 2, 2020
File No. 333-235313

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2020, with respect to Amendment No. 3 to Registration Statement on Form S-4, File No. 333-235313, filed with the Commission on July 2, 2020 (the “Third Amended Registration Statement”). In connection with this letter, we are filing today an amendment to the Third Amended Registration Statement on Registration Statement on Form S-4 (“Amendment No. 4”). We will also subsequently furnish to the Staff six courtesy copies of Amendment No. 4, marked to show the changes made to our disclosure since the prior filing of the Third Amended Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Amendment No. 4. Capitalized terms used but not defined herein shall have the meanings set forth in the Third Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers About the Proposals for Pure Stockholders

Why is Pure providing its stockholders with the opportunity to vote on the business combination?, page xviv

1.

We note you disclose that Pure will not consummate the business combination unless the Business Combination Proposal is approved at the special meeting. Please expand your disclosure to clarify that the vote is assured. In that regard, we note your disclosure on page 53 that each of Sponsor, Pure’s officers and its directors own 64.7% of Pure’s issued and outstanding Class A and Class B common stock and have agreed to vote such shares in favor of the business combination.

Securities and Exchange Commission

July 27, 2020

RESPONSE:     We have revised the Third Amended Registration Statement to clarify that the vote for the business combination is assured as a result of the ownership by Sponsor and Pure’s officers and directors in relation to the required vote to approve the business combination. Please see page xiv of Amendment No. 4 and throughout Amendment No. 4.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Pro Forma Adjustment (g), page 79

2.

You disclose that pro forma adjustment g represents the net proceeds of obtaining a $60 million Debt Facility with $30 million drawn down at Closing in the Illustrative No Additional Redemption Scenario and a $50 million Debt Facility with $30 million drawn down at Closing in the Maximum Redemption Scenario. You disclose on pages vii and 30 that you have not yet obtained the anticipated financing and the negotiations continue. Please address the following:

●

Unless you secure the debt facility prior to requesting an effective date for your registration statement, remove the adjustments from your pro forma presentation and revise all related disclosures throughout your filing accordingly. Refer to Rule 11¬02(b)(6) of Regulation S-X.

●

Please reconcile the adjustments to note g on the face of your pro forma balance sheet as of March 31, 2020 which reflect a $28.8 million drawdown under the No Additional Redemption Scenario and an incremental $200 K drawdown under the Maximum Redemption Scenario to the amounts disclosed on page 79 in note g.

RESPONSE:     We have revised the Third Amended Registration Statement to remove the adjustment from our pro forma presentation as neither of our revised redemption scenarios are dependent on the debt facility. We have revised all related disclosure throughout the filing accordingly. Please see pages 70, 79 and 80 of Amendment No. 4.

Pro Form Adjustment (m), page 80

3.

We note that pro forma adjustment m is presented net on the face of the pro forma balance sheet in the amount of $50 million, without further quantitative details in the notes. You include qualitative disclosure on page 80 regarding potential redemptions, and equity and debt offerings. Please address the following:

●	Separately quantify the components of this pro forma adjustment in the related notes and reconcile to the $50 million net adjustment.

●

Please refer to Rule 11-02(b)(6) of Regulation S-X and explain to us how each of the components comprising this pro forma balance sheet adjustment is factually supportable. Otherwise, please revise the pro forma financial statements to remove the adjustments.

Securities and Exchange Commission

July 27, 2020

RESPONSE:     We have revised the Third Amended Registration Statement to expand the disclosure and quantify the components of pro forma adjustment j (formerly adjustment m) in the related notes and reconciled the now zero net adjustment (formerly $50 million). Please see adjustment j on page 80 of Amendment No. 4. We advise the Staff that these adjustments are somewhat factually supportable because it reflects the issuance of 5,000,000 shares of HighPeak Energy common stock pursuant to the irrevocable commitments under the Forward Purchase Agreement Amendment and to a lesser extent an additional 2,000,000 shares of HighPeak Energy common stock that we are currently pursuing that we anticipate to be committed to pursuant to the Forward Purchases prior to the effectiveness of the proxy statement/prospectus.

Pro Forma Adjustment (l), page 80

4.

You disclosed on page 80 that pro forma adjustment l represents the issuance of 4,987,371 shares of HighPeak Energy common stock of PIPE Investment or Forward Purchase Investment for $49.9 million in proceeds in the Illustrative No Additional Redemption Scenario. You disclose on pages vii and 30 that you have not yet obtained the anticipated financing and negotiations continue. Please refer to Rule 11-02(b)(6) of Regulation S-X and explain to us how this pro forma balance sheet adjustment is factually supportable. Otherwise, please revise the pro forma financial statements to remove the adjustment.

RESPONSE:     We have revised the Third Amended Registration Statement to reflect the anticipated issuance of 5,000,0000 shares of HighPeak Energy common stock pursuant to irrevocable commitments under the Forward Purchase Agreement Amendment. See pages 70 and 80 of Amendment No. 4.

Background of the Business Combination

New Business Combination Transaction, page 121

5.

We note your revised disclosure in response to prior comment 7 reflects that the contributed properties represent $750 million of the transaction’s $900 million equity enterprise value. Please revise to explain how the Deal Team determined that the contributed properties had a value of $750 million.

RESPONSE:     We have revised the Third Amended Registration Statement to explain how the Deal Team determined that the contributed properties had a value of $750 million. See page 121 of Amendment No. 4.

6.

We note your disclosure that the valuation analyses performed by the Deal Team and discussed with the Pure Special Committee included an analysis of estimated transaction metrics for recent comparable transactions in HighPeak Energy’s areas of operation. Please disclose these transactions and the transaction metrics implied by this analysis, including the financial data relating to the transactions used to derive the transaction metrics, and the corresponding metrics applied to HighPeak Energy in this analysis.

RESPONSE:     We have revised the Third Amended Registration Statement to disclose the recent comparable transactions used in the valuation analyses performed by the Deal Team and the transactions metrics implied by these analyses, including the financial data relating thereto used to derive the transaction metrics, and the corresponding metrics applied to HighPeak Energy. See page 121 of Amendment No. 4.

Securities and Exchange Commission

July 27, 2020

7.

We note your revisions in response to our prior comment 6. In this regard, we note your disclosure that the Deal Team provided the Pure Special Committee with additional comparable company analyses which were provided as forecasted EBITDAX, enterprise value to EBITDAX multiples and net debt to EBITDAX multiples in addition to the operating margins of the peer group then included in the Investor Presentation. We further note your disclosure that the multiple the Deal Team had applied to HighPeak Energy’s forecasted EBITDAX was still within the range of the estimated enterprise multiples of HighPeak Energy’s peer set in the updated comparable company analysis for the first twelve (12) months following the business combination and also still substantially below the enterprise multiples of HighPeak Energy’s updated peer set for 2021. Please disclose the names of the companies selected for this analysis, including the updated peer set for 2021, and explain in further detail how analyst forecasts were utilized in the selection criteria as well as the range of enterprise multiples implied by this analysis, including the financial data related to these companies used to derive these ranges. Please also disclose the corresponding multiples applied to HighPeak Energy in this analysis.

RESPONSE:     We have revised the Third Amended Registration Statement to disclose the names of the companies selected for the analysis described in the Staff’s comment and to explain in further detail how analyst forecasts were used in the selection criteria as well as the range of enterprise multiples implied by this analysis, including the financial data related to these companies used to derive these ranges. We have also revised the Third Amended Registration Statement to disclose the corresponding multiples applied to HighPeak Energy in this analysis. Please see page 121 of Amendment No. 4.

8.

You disclose that the updated investor presentation the Deal Team provided the Pure Special Committee on May 2, 2020 included anticipated future cash flows attributable to the proved reserve estimates shown in the Deal Team’s internal Roll Forward Report. Please clarify whether these anticipated future cash flows included cash flows attributable to unproved resources.

RESPONSE:     We have revised the Third Amended Registration Statement to clarify that the anticipated future cash flows provided in the updated investor presentation included cash flows attributable to both the proved reserve estimates shown in the Deal Team’s internal Roll Forward Report and remaining unproved locations, which the Deal Team noted are inherently more uncertain than proved locations. Please see page 123 of Amendment No. 4.

Unaudited Prospective Financial, Operating and Reserve Information, page 125

9.

Expand the disclosure accompanying Cases 1, 2 and 3 on pages 126 through 129 to clarify, if true, that the percentages disclosed in footnote 2 as applied to the proved developed, proved undeveloped and unproved volumes in the referenced CG&A reserves report and the percentages disclosed in footnote 3 as applied to the proved developed, proved undeveloped and unproved volumes in the referenced internal reserves report, respectively, result in separate but identical estimates of the “Total Production” as presented. If this is not the case, expand your disclosure to explain why you utilized information from two separate reserve reports with different effective dates, e.g. the CG&A reserves report as of December 31, 2019 and the internal reserves report as of March 31, 2020, and aggregated the results to arrive at the single figure presented in the line item “Total Production.”

Securities and Exchange Commission

July 27, 2020

RESPONSE:     As discussed during a telephonic conference with the Staff on July 22, 2020, we have revised the Third Amended Registration Statement to simplify our footnote disclosure relating to our estimated production volumes. Specifically, we have clarified that the estimated production volumes, for each period presented, are attributable to a combination of proved developed, proved undeveloped and unproved reserves. See pages 126 through 129 of Amendment No. 4.

10.

Expand the disclosure preceding Cases 1, 2 and 3 on page 126 to explain why the production volumes include only a portion or percentage of the proved developed, proved undeveloped and unproved volumes for each of the periods presented and why these percentages change from period to period and from reserve category to reserve category. For example footnote 2 to Case 1 on page 126 discloses that the volumes presented include 14% and 3% of proved developed volumes and 11% and 2% of proved undeveloped volumes for the twelve months ending July 31, 2021 and 2022, respectively. Furthermore, footnote 2 to Case 1 on page 127 discloses that the volumes presented include 43%, 6% and 2% of proved developed volumes and 33%, 5% and 2% of proved undeveloped volumes for the years ending 2020, 2021 and 2022, respectively.

RESPONSE:     As discussed in response to Comment 9 above, we have revised the Third Amended Registration Statement to simplify our footnote disclosure relating to our estimated production volumes. We advise the Staff that the production volumes include all of the unrisked proved developed, proved undeveloped and unproved volumes for each of the periods presented.

11.

Disclosure in footnote 1 on page 131 accompanying the presentation of the “Resource Estimates as of March 31, 2020” indicates that management has not differentiated between probable and possible reserves for purposes of these estimates. If true, expand the disclosure in footnote 1 to additionally describe the uncertainty relating to probable reserves in conjunction with your disclosure of unproved or “resource” volumes.

RESPONSE:     We have revised the Third Amended Registration Statement to additionally describe the uncertainty relating to probable reserves in conjunction with our disclosure of unproved or “resources” volumes. Please see page 131 of Amendment No. 4.

Exhibits

12.

We note your response to our prior comment 23. Please ensure your exclusive forum provision in your Warrant Agreement clearly states that it will not apply to actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

July 27, 2020

RESPONSE:     We have ensured that the exclusive forum provision in the Warrant Agreement clearly states that it will not apply to actions arising under the Securities Act or Exchange Act. Please see Exhibit 4.6 of Amendment No. 4.

13.

We note that Section 5.4(b) of your Form of Public Contingent Value Rights Agreement filed as Exhibit 4.5 provides that each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to the Agreement brought by any party or its Affiliates or brought by any third party beneficiary thereof, including any CVR Holder against any other party or its Affiliates, shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in such court, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. We further note that each of the parties and any third party beneficiary bringing a claim thereunder irrevocably submits to the jurisdiction of such courts and that each of the parties agrees not to and no third party beneficiary shall be permitted to commence any action, suit or proceeding relating thereto except in such courts. If this provision requires investors in this offering to bring any such action, proceeding or claim in the Court of Chancery of the State of Delaware or federal court located in the State of Delaware or any other Delaware state court, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities or Exchange Act, please also add related risk factor disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision states this clearly.

RESPONSE:     We have revised the Third Amended Registration Statement and have revised Exhibit 4.5 to clearly state that this provision does not apply to actions arising under the Securities Act or Exchange Act. Please see Exhibit 4.5 of Amendment No. 4.

14.

We note that Section 5.4(c) of your Form of Public Contingent Value Rights Agreement includes a waiver of the right to jury trial. If this provision requires investors in this offering to waive their right to jury trial, please disclose this provision in your registration statement and disclose whether it applies to claims under the federal securities laws. If the provision applies to claims under the federal securities laws, please also add related risk disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. In addition, please clarify whether purchasers of CVRs in a secondary transaction would be subject to the waiver of the right to jury trial. If this provision does not apply to actions arising under the federal securities laws, please ensure that the provision states this clearly.

RESPONSE:     We have revised the Third Amended Registration Statement to disclose the waiver of the right to jury trial provision in Amendment No. 4 and have further revised to clearly state that this provision does not apply to actions arising under the federal securities laws. Please see page 106 of Amendment No. 4.

Securities and Exchange Commission

July 27, 2020

15.

We note you disclose on page vii that you expect your Debt Facility will be committed and substantially negotiated prior to the effectiveness of this proxy statement/prospectus and in effect at the closing. Please file your Form of Debt Facility as an exhibit when available.

RESPONSE:     We advise the Staff that the Debt Facility is currently in the process of syndication and that we accordingly do not anticipate filing a Form of Debt Facility as an exhibit prior to the effectiveness of the proxy statement/prospectus. However, to address the Staff’s comment, we have included in Amendment No. 4 a summary description of the anticipated material terms of the Debt Facility based on the terms contemplated by the engagement letter entered into with Fifth Third Bank, National Association with respect to the proposed facility. See page 195 of Amendment No. 4. In this respect, however, we advise the Staff that due to our continued negotiations regarding the Debt Facility there can be no assurances that the Debt Facility will be obtained on the terms currently contemplated or at all. Accordingly, we have added cautionary language relating to the status of the Debt Facility to pages xxi, 29, 52, and 195 of Amendment No. 4.

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Securities and Exchange Commission

July 27, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact G. Michael O’Leary at (713) 220-4360 or Taylor E. Landry at (713) 220-4458, each of Hunton Andrews Kurth LLP.

HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven Tholen, HighPeak Energy, Inc.

G. Michael O’Leary, Hunton Andrews Kurth LLP

Taylor E. Landry, Hunton Andrews Kurth LLP

Sarah K. Morgan, Vinson & Elkins L.L.P.